Exhibit 99.1

Springview Holdings Wins Major Contract for Heritage Redevelopment in Singapore

Singapore, June 17, 2025 (GLOBE NEWSWIRE) -- Springview Holdings Ltd (Nasdaq: SPHL) (“Springview Holdings” or the “Company”), a leading designer and builder of residential and commercial properties in Singapore, today announced that its indirect wholly owned Singapore operating subsidiary, Springview Enterprises Pte. Ltd. (“Springview Singapore”), won a major contract worth S$1.725 million for the redevelopment of two units of conservation shop houses in Singapore’s Blair Plain Conservation Area. This strategic win underscores Springview Singapore’s expanding leadership in heritage-led urban development and reinforces its position as a go-to partner for complex, conservation-driven construction projects.

The contract, awarded by Alpha International Investment Pte Ltd, significantly enhances Springview Singapore’s project portfolio and deepens its footprint in the fast-growing urban restoration and infrastructure sectors.

Blending architectural preservation with modern functionality, the project is aligned with the Singapore Urban Redevelopment Association’s conservation framework and contributes to the cultural and commercial revitalization of one of Singapore’s prized historic neighborhoods.

Zhuo Wang, CEO of Springview Holdings, noted: “Being named main contractor for this iconic redevelopment is another major milestone for Springview as we continue to execute on our growth plan. It reflects both the trust placed in our capabilities and our commitment to delivering projects that honor Singapore’s architectural legacy. We are fully committed to executing this project with precision, integrity, and respect for the site’s heritage value.”

Under the Singapore Institute of Architects’ Standard Conditions of Contract, the project is scheduled for completion within 10 calendar months. Springview will oversee all core structural works, regulatory compliance, and cross-disciplinary coordination, ensuring the site meets all requirements for Temporary Occupation Permit (TOP) issuance upon handover.

About Springview Holdings Ltd

Springview Holdings Ltd (Nasdaq: SPHL) designs and constructs residential and commercial buildings in Singapore, with an operating history dating back to 2002. Springview’s projects cover four main types of work: new construction, reconstruction, additions and alterations, and other general contracting services. With a skilled team of in-house experts, the Company provides a one stop solution that fosters strong customer relationships, offering a comprehensive range of services such as design, construction, furniture customization and project management. The Company also offers post-project services, including defect repairs and maintenance, that further enhances its customer engagement and future project opportunities. For more information, please visit the Company’s website: https://ir.springviewggl.com/

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Springview Holdings Ltd

Investor Relations Department

Email: ir@springviewggl.com